TREE TOP INDUSTRIES, INC.

666 Fifth Avenue, Suite 300                              775-261-3728 (Tel)
New York, NY 10103                                       775-890-3823 (Fax)
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VIA EDGAR PRIVATE MAIL
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                                                             March 16, 2006
Mark Kronforst
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:  TREE TOP INDUSTRIES, INC.
     FORM 8-K/ FILE NO. 0-10210

Dear Mr. Kronfrost:

We hereby request an additional ten (10) extension in the time to respond to your letter of February 16, 2006 regarding comments to our 8-K filing dated February 15, 2006.

Thank you for your attention in this regard.

Very truly yours,

TREE TOP INDUSTRIES, INC.


By:/s/ David Reichman, CEO